EXCLUSIVE FIELD-OF-USE PATENT AND TECHNOLOGY LICENSE AGREEMENT

This license agreement (**"License Agreement"**) is entered into by and between QMI MANUFACTURING INC., a British Columbia company having a place of business at 2421 Canoe Avenue, Coquitlam, British Columbia ("**QMI**"), and LYNN WOOD, an individual having a place of business at 2421 Canoe Avenue, Coquitlam, British Columbia ("**Wood**" and together with QMI hereinafter referred to as the "**Licensors**"), and DRAKA ELEVATOR PRODUCTS, INC., having a place of business at 2151 N. Church St., Rocky Mount, North Carolina, hereinafter referred to as the "**Licensee**", the parties to this License Agreement being referred to individually as a "**Party**" and collectively as "**Parties**".

Wood, as the assignee of Gasguard Safety Systems, Inc., possesses certain protected Patent Rights in relation to seismic sensor technology and QMI has developed substantial Know-How with respect to the technology, and especially Licensed Products, as well as substantial Know-How with respect to the design, structuring, manufacturing and assembly processes of the technology for Licensed Products, including, without limitation, technical information, software, documentation, data and other Know-How (together with the Patent Rights, collectively, the "**Technology**").

The Licensee desires to obtain from the Licensors certain exclusive rights for the development, manufacture, installation, use, and sale of the Technology in relation to the vertical transportation industry.

Now, therefore, the Parties agree as follows:

1 DEFINITIONS

As used in this License Agreement, the following terms, whether used in the singular or plural, shall have the following meanings:

1.1 "**Field-Of-Use**" means a limitation on the application or utilization of Patent Rights and is defined in Appendix A.

1.2 "**Know-How**" means the designs, drawings, prints, performance specifications, engineering data, sources of supply information, software, documentation, techniques, inventions practices, methods, knowledge, skill, experience, test data and cost, sales and manufacturing data of any sort or description relating to the Technology which is owned or controlled by Licensors.

1.3 "**Licensed Invention**" means any Licensed Product, Licensed Method, or Licensed Service.

1.4 "**Licensed Method**" means any process or method the use or practice of which, but for the license granted in this License Agreement, would infringe or contribute to or induce the infringement of any Patent Rights were they issued in any country at the time of the infringing activity in that country.

1.5 "**Licensed Product**" means seismic sensor components for any vertical transportation device or system whose, but for the license granted in this License Agreement, would

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infringe, or contribute to or induce the infringement of any Patent Rights were they issued in any country at the time of the infringing activity in that country, or would require the performance of the Licensed Method.

1.6 "Licensed Service" means the use of Licensed Products or Licensed Method to provide a service.

1.7 "New Developments" means inventions, or claims to inventions, which constitute advancements, developments, or improvements of the Technology, whether or not patentable and whether or not the subject of any patent application.

1.8 "Patent Rights" means the U. S. and Canadian patents listed in Appendix A to this License Agreement, any corresponding foreign patents and patent applications, including utility models, together with all counterparts, divisionals, continuations, continuations in part and reissues of any of the foregoing, and applications therefore and any patents issued thereon and any such further patent rights relating thereto.

2 GRANT

2.1 The Licensors grant to the Licensee a perpetual, worldwide exclusive license to use the Patent Rights, Know-How and other Technology and to make, have made, use, sell, lease or otherwise dispose of Licensed Inventions under the Patent Rights, with the right to sublicense others, limited to the Field-Of-Use.

2.2 Rights not expressly granted to the Licensee herein are expressly reserved to the Licensors.

2.3 The Licensors agree to keep the Licensee continuously informed of any developments or improvements relating to the design or manufacture of the Licensed Products. If the Licensors develop any additional technology or makes any improvements thereto, based on the Patent Rights or Know-How ("Improvements"), the Licensors shall inform the Licensee immediately and provide for the transfer of any necessary technology in accordance with Article 3. The Licensee shall be entitled to use Improvements as part of the Patent Rights, Know-How and other Technology licensed to it as provided in Paragraph 2.1.

2.4 Wood shall execute and deliver to the Licensee such confirmations of the license of the Patent Rights as the Licensee may request from time to time for the purposes of filing with the Canadian Patent Office or the United States Patent and Trademark Office.

3 TECHNOLOGY TRANSFER

3.1 The Licensors shall:

(a) introduce the Licensee to the design, structure, materials and methods (e.g. testing) of Licensed Products;

(b) make available the Patent Rights and Know-How according to Paragraphs 3.2 and 3.3 below, insofar as is required by the Licensee for the research and development,

design, testing, manufacturing, quality assurance and performance inspection of Licensed Products; and,

(c) answer the Licensee's questions.

3.2 The Licensors shall make the documentation necessary for the design, research and development and manufacture of the Licensed Products available to the Licensee. Within fifteen (15) days of the execution of this License Agreement, the Licensors shall make available to the Licensee a set of documentation, including but not limited to:

(a) specimens;
(b) drawings;
(c) formulas;
(d) testing equipment;
(e) test results; and,
(f) expertise.

3.3 QMI shall render technical assistance to the Licensee, as follows:

3.3.1 QMI, within a reasonable time after the Licensee makes a request therefore, shall delegate a person or persons trained in the design, structuring and manufacture of the Licensed Products to the Licensee's facilities in Nantong, China, to consult with and instruct the Licensee's employees in the research and development, installation and operation of equipment and the techniques of manufacturing of Licensed Products. QMI shall use its best efforts to assure that the transfer of technology will be completed within six (6) months of the execution of this License Agreement.

3.3.2 The personnel furnished by QMI shall include its employees whom QMI has determined to be most appropriate. QMI shall determine, at its sole discretion, the number, identity and level of expertise of the personnel required to provide technical assistance requested by the Licensee.

3.3.3 QMI, assures Draka Elevator Products, Inc. that it is not necessary to visit manufacturing facility. Further QMI will provide all necessary instruction on the site of Draka Elevator Products, Inc. manufacturing locations. QMI will cover cost of any and all required personal from QMI for first visits to Draka Elevator Products, Inc. facilities as outlined in 3.3.4 within a reasonable time after the Licensee makes a request therefore. If subsequent visits are required, as solely determined by Draka Elevator Products, Inc. QMI to pay 50% of cost for required QMI personal to travel as outlined in 3.3.4.

3.3.4 Each Party shall bear all costs and expenses incurred by its personnel such as round trip traveling, hotel accommodation, local transportation, subsistence allowance, etc.; *provided, however*, that, at QMI's request, Licensee shall select, arrange and bear the cost of hotel accommodation and local transportation in China for QMI personnel providing technical assistance pursuant to Paragraph 3.3.1.

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3.3.5 The Licensee shall indemnify QMI from all damages, losses, claims and expenses, of any nature whatsoever, arising from any deliberate act or omission by the Licensee's personnel while with QMI for the purposes of training as aforesaid, and vice versa.

4 FEES

4.1 In consideration for the rights, privileges and license granted under this License Agreement, the Licensee must pay to the Licensors the fees specified in Appendix B, incorporated herein by reference.

4.2 All payments due the Licensors must be paid in U.S. currency to the Licensors, at the address set forth in Paragraph 9.1.

5 PATENT MAINTENANCE

The Licensors shall assume responsibility for any application, maintenance, reexamination, reissue, opposition and prosecution of any kind relating to the Patent Rights.

6 WARRANTIES AND LIMITATION OF WARRANTY

6.1 The Licensors represent and warrant to the Licensee that the Licensors are the owners of the entire Patent Rights and Know-How. The Licensors have the full power and authority to grant the licenses provided for in this License Agreement to the Licensee. The Patent Rights are free and clear of all liens, charges and encumbrances. Wood has not granted licenses to any third party in respect of the Patent Rights that would restrict the rights of the Licensee to use the Patent Rights as contemplated by this License Agreement.

6.2 To the knowledge of the Licensors, the Patent Rights do not conflict with or infringe any rights owned or preserved by any third party, no person has asserted any such conflict or infringement and there are no claims, judgments or settlements to be paid by the Licensors with respect to the Patent Rights or pending claims or litigation relating to the Patent Rights.

6.3 Except as expressly set forth in this License Agreement, the licenses and the associated Patent Rights, Licensed Products, Licensed Services, and Licensed Methods are provided by the Licensors AS IS, WITHOUT WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY OTHER WARRANTY, EXPRESS OR IMPLIED. THE LICENSORS MAKES NO EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY THAT THE LICENSED PRODUCTS, LICENSED SERVICES, OR LICENSED METHODS WILL NOT INFRINGE ANY PATENT, COPYRIGHT, TRADEMARK OR OTHER PROPRIETARY RIGHT.

6.4 Nothing in this License Agreement will be construed as:

(a) a warranty or representation by the Licensors as to the validity or scope of Wood's Patent Rights; or

(b) an obligation to bring or prosecute actions or suits against third parties for patent infringement, except as provided in Article 7.

7 INFRINGEMENT

7.1 In the event that the Licensors or the Licensee learns of infringement of potential commercial significance of Patent Rights, Know-How and other Technology licensed under this License Agreement, the knowledgeable Party will provide the other Party with (i) written notice of such infringement and (ii) any evidence of such infringement available to it (the "Infringement Notice"). Both the Licensors and the Licensee will use their diligent efforts to cooperate with each other to terminate such infringement without litigation.

7.2 If infringing activity of potential commercial significance by the infringer has not been abated within ninety (90) days following the date the Infringement Notice takes effect, the Licensee may institute suit for patent infringement against the infringer. The Licensors may voluntarily join such suit at their own expense, but may not otherwise commence suit against the infringer for the acts of infringement that are the subject of the Licensee's suit or any judgment rendered in that suit. The Licensee may not join the Licensors as a party in a suit initiated by the Licensee without the Licensors' prior written consent.

7.3 If, within one hundred and twenty (120) days following the date the Infringement Notice takes effect, infringing activity of potential commercial significance by the infringer has not been abated and if the Licensee has not brought suit against the infringer, the Licensors may institute suit for patent infringement against the infringer. If the Licensors institute such suit, the Licensee may not join such suit without the Licensors' consent and may not otherwise commence suit against the infringer for the acts of infringement that are the subject of the Licensors' suit or any judgment rendered in that suit.

7.4 Any recovery or settlement received in connection with any suit will first be shared by the Licensors and the Licensee equally to cover the litigation costs each incurred and next shall be paid to the Licensors or the Licensee to cover any litigation costs it incurred in excess of the litigation costs of the other. In any suit initiated by the Licensee, any recovery in excess of litigation costs will belong to the Licensee. In any suit initiated by the Licensors, any recovery in excess of litigation costs will belong to the Licensors. The Licensors and the Licensee agree to be bound by all determinations of patent infringement, validity, and enforceability (but no other issue) resolved by any adjudicated judgment in a suit brought in compliance with this Article 7.

7.5 Any agreement made by the Licensee for purposes of settling litigation or other dispute shall comply with the requirements of Article 2 of this License Agreement.

7.6 Each Party will cooperate with the other in litigation proceedings instituted hereunder but at the expense of the Party who initiated the suit (unless such suit is being jointly prosecuted by the Parties).

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7.7 Any litigation proceedings will be controlled by the party bringing the suit, except that the Licensors may be represented by counsel of their choice in any suit brought by the Licensee.

8 WAIVER

No waiver by either Party of any breach or default of any of the covenants or terms of this License Agreement will be deemed a waiver as to any prior, subsequent and/or similar breach or default.

9 NOTICES

9.1 Any notice or payment required to be given to either Party will be deemed to have been properly given and to be effective on the date of receipt by the Party at its address given below, or to another address as designated in writing by the Party changing its address.

In the case of the Licensee:

Dreka Elevator Products, Inc.
2151 N. Church St.
P.O. Box 400
Rocky Mount, North Carolina 27802-0400
Attention: Sterrett Lloyd

Phone: 252-972-6000

Fax: 252-972-6001

In the case of the Licensors:

QMI Manufacturing Inc.
2421 Canoe Avenue
Coquitlam, British Columbia
V3K 6A9
Attention: Raymond Wood

Phone: 888-397-4427

Fax: 604-944-8825

9.2 Telephone numbers, fax numbers, and email addresses given above are for purposes of convenience of communication only. Official notices must be sent pursuant to Paragraph 9.1.

10 FORCE MAJEURE

The Parties shall not be responsible for any failure to perform due to the occurrence of any events beyond their reasonable control which render their performance impossible or onerous, including, but not limited to: accidents (environmental, toxic spill, etc.); acts of God; biological or nuclear incidents; casualties; earthquakes; fires; floods; governmental acts, orders or restrictions; inability to obtain suitable and sufficient labor, transportation, fuel and materials; local, national, or state emergency; power failure and power outages; acts of terrorism; strike; and war.

11 DISPUTE RESOLUTION

The individuals designated in Paragraph 9.1 agree to exert their best efforts to resolve disputes arising from this License Agreement. In the event that any claim or controversy arising out of this License Agreement cannot be resolved by the aforestated individuals or their successors, such matter will immediately be referred jointly to the respective management of each Party who will meet and undertake to resolve the matter. In the

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event these individuals fail to resolve the matter within sixty (60) days of referral of the matter to them, either Party may give the other Party notice of its intention to seek other recourse.

12 GOVERNING LAW; VENUE; ATTORNEYS' FEES

12.1 THIS LICENSE AGREEMENT WILL BE INTERPRETED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NORTH CAROLINA, excluding any choice of law rules that would direct the application of the laws of another jurisdiction, but the scope and validity of any patent or patent application will be governed by the applicable laws of the country of such patent or patent application.

12.2 Any legal action brought by the parties hereto relating to this License Agreement will be conducted in British Columbia, Canada.

12.3 The prevailing party in any suit related to this License Agreement will be entitled to recover its reasonable attorneys' fees in addition to its costs and necessary disbursements.

13 PATENT MARKING

The Licensee agrees to place such copyright and patent notices on advertising and packaging of the Licensed Products as the Licensors shall reasonably request to protect and preserve Licensors' copyright and Patent Rights.

14 SURVIVAL

When this License Agreement expires or is terminated in accordance with the terms hereof, the following Articles will survive any expiration or termination:

Article 1	Definitions
Article 5	Warranty and Limitation of Warranty
Article 9	Notices
Article 12	Governing Law
Article 14	Survival

15 MISCELLANEOUS

15.1 The headings of the several sections of this License Agreement are included for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this License Agreement.

15.2 No amendment or modification of this License Agreement is binding on the Parties unless made in a writing executed by duly authorized representatives of the Parties.

15.3 The relationship between the Parties is that of licensor and licensee. The Licensee is not an agent or partner of the Licensors, nor does it have the right to create any obligations of any kind on behalf of the Licensors except as otherwise specifically provided herein.

15.4 This License Agreement shall not be assigned by the Licensors unless the assignee assumes in writing all obligations of the Licensors hereunder.

15.5 This License Agreement is binding upon and will inure to the benefit of the Licensors, the Licensee and their respective successors and assigns.

15.6 This License Agreement, with the attached Appendices, embodies the entire understanding of the Parties and supersedes all previous communications, representations, or understandings, either oral or written, between the Parties relating to this License Agreement.

15.7 In the event any one or more of the provisions of this License Agreement is held to be invalid, illegal, or unenforceable in any respect, the invalidity, illegality, or unenforceability will not affect any other provisions hereof, and this License Agreement will be construed as if such invalid or illegal or unenforceable provisions had never been part of this License Agreement.

15.8 This License Agreement has been negotiated and prepared jointly by both Parties and shall not be construed for or against any Party.

IN WITNESS WHEREOF, both the Licensors and the Licensee have executed this License Agreement, in duplicate originals, by their respective officers on the day and year hereinafter written.

QMI MANUFACTURING INC.:

By: ______________________

Printed Name: Raymond Wood

Title: President

Date: 21-9-2007

____

LYNN WOOD

DRAKA ELEVATOR PRODUCTS, INC.:

By: ______________________

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Printed Name: Sterrett L Lloyd

Title: COO, Managing Director

Date: 9/21/07

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APPENDIX A

Patent Rights

U.S. Patent Number 6,661,346 , titled "Gas, fire and earthquake detector"

Canadian Patent Number 2,170,561, titled "Gas, fire and earthquake detector"

Field-Of-Use

The vertical transportation industry, including, without limitstion, elevators, escalators, moving walks, dumbwaiters and residential elevators.

APPENDIX B

A fee of four hundred thirty-three thousand three hundred thirty-three and 33/100 U.S. Dollars ($433,333.33), of which $20,000.00 shall be payable to Wood and $413,333.33 shal be payable to QMI, is due and payable upon receipt of all items listed in Paragraph 3.2 and the completion of the transfer of Know-How contemplated by Paragraph 3.3.1.

A fee of eight hundred sixty-six thousand six hundred sixty-six and 66/100 U.S. Dollars ($866,666.66), payable to QMI, is due and payable at the later of (i) the time the Licensee begins manufacture of Licensed Products in commercial quantities, or (ii) the time the Licensors deliver to the Licensee evidence reasonably acceptable to the Licensee that record ownership of the Canadian Patent Rights has been vested in Wood.

Draka

October 7, 2009

QMI Manufacturing Inc.
202 – 11 Burbidge Street
Coquitlam, B.C. V3K 7B2

Attn: Mr. Raymond Wood

Dear Sir:

QMI Manufacturing Inc. will now be manufacturing exclusively, the seismic control products, for Draka Elevator Products, Inc. of Rocky Mount, North Carolina as of October 7, 2009. All purchase orders will be sent directly to QMI Manufacturing Inc.

For QMI Manufacturing Inc.
Raymond Wood

For Draka Elevator Products, Inc.
Sterrett Lloyd